

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Jennifer Fox
Chief Financial Officer
Nuvation Bio Inc.
1500 Broadway
New York, NY 10036

> **Re: Nuvation Bio Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2021**
> **File No. 333-254176**

Dear Ms. Fox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth Guernsey